SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

CENTURY PROPERTIES FUND XIX, LP

(Name of the Issuer)

CENTURY PROPERTIES FUND XIX, LP

FOX PARTNERS II

FOX CAPITAL MANAGEMENT CORPORATION

AIMCO/IPT, INC.

AIMCO PROPERTIES, L.P.

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

IPLP ACQUISITIONS I, L.L.C.

AIMCO CPF XIX MERGER SUB LLC

(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

4582 South Ulster Street, Suite 1100

Denver, Colorado 80237

(303) 757-8101

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

WITH A COPY TO:

Paul J. Nozick

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

(404) 881-7000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☒	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$ 10,400,306.63	$1,418.60

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 28,521.34 limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $364.65 per limited partnership unit.
**	Calculated by multiplying the transaction valuation of $10,400,306.63 by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,418.60	Filing Party: Apartment Investment and Management Company; Aimco Properties, L.P.

Form or Registration No.: Form S-4	Date Filed: February 28, 2013

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (1) Century Properties Fund XIX, LP, a Delaware limited partnership (the “Company” or “CPF XIX”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) Fox Partners II, a California general partnership and the general partner of CPF XIX, (3) Fox Capital Management Corporation, a California corporation and the managing general partner of Fox Partners II (“FCMC”); (4) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (5) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (6) AIMCO/IPT, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco (“AIMCO/IPT”); (7) AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco and the general partner of Aimco OP (“Aimco GP”); (8) AIMCO CPF XIX Merger Sub LLC, a Delaware limited liability company of which Aimco OP is the sole member (“Merger Sub”); (9) AIMCO IPLP, L.P., a Delaware limited partnership (“AIMCO IPLP”) of which AIMCO/IPT is the general partner; and (10) IPLP Acquisitions I, L.L.C., a Delaware limited liability company of which AIMCO IPLP is the sole member.

On February 28, 2013, CPF XIX entered into an agreement and plan of merger (the “Merger Agreement”) with Aimco OP and Merger Sub. The Merger Agreement provides for the merger of the Merger Sub with and into CPF XIX, with CPF XIX as the surviving entity (the “Merger”). This Schedule 13E-3 relates to the Merger, which is described in the information statement/prospectus filed by Aimco and Aimco OP on Form S-4 contemporaneously with this Schedule 13E-3 (the “Information Statement/Prospectus”). A copy of the Information Statement/Prospectus is filed as Exhibit (a) to this Schedule 13E-3. The item numbers and responses thereto are provided in accordance with the requirements of Schedule 13E-3.

Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Information Statement/Prospectus in answer to the items of Schedule 13E-3. The information in the Information Statement/Prospectus, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement/Prospectus and the annexes and exhibits thereto. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Information Statement/Prospectus.

All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in this Schedule 13E-3 and/or the Information Statement/Prospectus concerning each filing person other than the Company was supplied by each such filing person, and no other filing person, including the Company, takes responsibility for the accuracy of any information not supplied by such filing person. As of the date hereof, the Information Statement/Prospectus is in preliminary form and is subject to completion or amendment.

ITEM 1. Summary Term Sheet

Summary Term Sheet. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2. Subject Company Information

(a)	Name and Address. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

(b)	Securities. The information set forth in the Information Statement/Prospectus under the caption “INFORMATION ABOUT CENTURY PROPERTIES FUND XIX” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Information Statement/Prospectus under the caption “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT CENTURY PROPERTIES FUND XIX—Distributions to Limited Partners” and “COMPARISON OF CPF XIX LIMITED PARTNERSHIP UNITS AND AIMCO OP UNITS” is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. Not applicable.

ITEM 3. Identity and Background of Filing Person

(a)-(c)	This Schedule 13E-3 is being filed by: (1) Century Properties Fund XIX, LP, a Delaware limited partnership (the “Company” or “CPF XIX”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) Fox Partners II, a California general partnership and the general partner of CPF XIX, (3) Fox Capital Management Corporation, a California corporation and the managing general partner of Fox Partners II (“FCMC”); (4) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (5) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (6) AIMCO/IPT, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco (“AIMCO/IPT”); (7) AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco and the general partner of Aimco OP (“Aimco GP”); (8) AIMCO CPF XIX Merger Sub LLC, a Delaware limited liability company of which Aimco OP is the sole member (“Merger Sub”); (9) AIMCO IPLP, L.P., a Delaware limited partnership (“AIMCO IPLP”) of which AIMCO/IPT is the general partner; and (10) IPLP Acquisitions I, L.L.C., a Delaware limited liability company of which AIMCO IPLP is the sole member.

Aimco-GP is the general partner of Aimco OP and a wholly owned subsidiary of AIMCO/IPT. Fox Partners II is the general partner of the Company. FCMC is the managing general partner of Fox Partners II. AIMCO/IPT is a wholly owned subsidiary of Aimco. Merger Sub was formed solely for the purpose of consummating a merger with the Company, and its sole member is Aimco OP. AIMCO/IPT holds a 70% interest in AIMCO IPLP as its general partner. AIMCO IPLP is the sole member of IPLP Acquisitions I, L.L.C.

The principal business of Aimco, Aimco-GP, AIMCO/IPT, AIMCO IPLP, IPLP Acquisitions I, L.L.C., and Aimco OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal business of FCMC is managing the affairs of its subsidiaries, such as CPF XIX. Merger Sub was formed solely for the purpose of consummating a merger with the Company and does not have any assets or operations. The business address of Aimco, Aimco-GP, AIMCO/IPT, AIMCO IPLP, IPLP Acquisitions I, L.L.C., Aimco OP, New CPF XV and Merger Sub is 4582 South Ulster Street, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of CPF XIX, Fox Partners II and FCMC is 80 International Drive, Suite 130, Greenville, South Carolina 29615, and their telephone number is (864) 239-1000. CPF XIX is the subject company.

The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “INFORMATION ABOUT THE AIMCO ENTITIES,” “INFORMATION ABOUT CENTURY PROPERTIES FUND XIX” and “Annex C—Officers and Directors” is incorporated herein by reference.

During the last five years, none of Aimco, Aimco-GP, AIMCO/IPT, AIMCO IPLP, IPLP Acquisitions I, L.L.C., Aimco OP, CPF XIX, Merger Sub, Fox Partners II, or FCMC nor, to the best of their knowledge, any of the persons listed in Annex C of the Information Statement/Prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. Terms of the Transaction

(a)	(1)	Material Terms. Tender Offers. Not applicable.

	(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE MERGER,” “THE MERGER AGREEMENT,” “COMPARISON

OF AIMCO OP UNITS AND AIMCO COMMON STOCK,” “COMPARISON OF CPF XIX LIMITED PARTNERSHIP UNITS AND AIMCO OP UNITS,” “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS” and “Annex A—Agreement and Plan of Merger” is incorporated herein by reference.

(c)	Different Terms. Not applicable.

(d)	Appraisal Rights. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “THE MERGER—Appraisal Rights,” “THE MERGER AGREEMENT—Appraisal Rights” and “Annex B—Appraisal Rights of Limited Partners” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. There has been no provision made by any filing persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

(f)	Eligibility for Listing or Trading. The information set forth in the Information Statement/Prospectus under the captions “COMPARATIVE PER SHARE DATA,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK” and “COMPARISON OF CPF XIX LIMITED PARTNERSHIP UNITS AND AIMCO OP UNITS” is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Information Statement/Prospectus under the caption “INFORMATION ABOUT CENTURY PROPERTIES FUND XIX—Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)-(c)	Significant Corporate Events; Negotiations or Contracts. The information set forth in the Information Statement/Prospectus under the captions “THE MERGER—Background of the Merger,” “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” and “THE MERGER—Determination of Merger Consideration” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement/Prospectus under the caption “THE MERGER—Approvals Required” is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE MERGER—Background of the Merger” and “THE MERGER—Future Plans for the Properties” is incorporated herein by reference.

(c)(1)-(8)	Plans. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger,” “SPECIAL FACTORS—Effects of the Merger,” “THE MERGER—Background of the Merger,” “THE MERGER—Future Plans for the Properties” and “THE MERGER AGREEMENT—The Merger” is incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction” and “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” is incorporated herein by reference.

(d)	Effects. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Effects of the Merger” and “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS” is incorporated herein by reference.

ITEM 8. Fairness of the Transaction

(a)-(b)	Fairness / Factors Considered in Determining Fairness. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction” and “SPECIAL FACTORS—The Appraisals” is incorporated herein by reference. The Appraisal Reports and Supplemental Letters are included as Exhibits (c)(1) to (c)(6) to this Schedule 13E-3.

(c)	Approval of Security Holders. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transaction” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transaction” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACORS—Fairness of the Transaction” is incorporated herein by reference.

(f)	Other Offers. Not applicable.

ITEM 9. Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction” and “SPECIAL FACTORS—The Appraisals” is incorporated herein by reference. The Appraisal Reports and Supplemental Letters are included as Exhibits (c)(1) to (c)(6) to this Schedule 13E-3.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction” and “SPECIAL FACTORS—The Appraisals” is incorporated herein by reference. The Appraisal Reports and Supplemental Letters are included as Exhibits (c)(1) to (c)(6) to this Schedule 13E-3.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested limited partner or any representative who has been so designated in writing.

ITEM 10. Source and Amounts of Funds or Other Consideration

(a)-(d)	Sources of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Information Statement/Prospectus under the captions “THE MERGER—Expenses and Fees and Source of Funds” and “FEES AND EXPENSES” is incorporated herein by reference.

ITEM 11. Interest In Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT CENTURY PROPERTIES FUND XIX—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. Not Applicable.

ITEM 12. The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Mergers,” “THE MERGER—Background of the Merger” and “THE MERGER—Approvals Required” is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger,” “THE MERGER—Background of the Merger,” “SPECIAL FACTORS—Fairness of the Transaction,” and “THE MERGER—Approvals Required” is incorporated herein by reference.

ITEM 13. Financial Statements

(a)	Financial Information. The information set forth in the Information Statement/Prospectus under the captions “SELECTED SUMMARY HISTORICAL FINANCIAL DATA OF CPF XIX” and “Annex E—CPF XIX’s Annual Report on Form 10-K for the year ended December 31, 2012” is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b)	Solicitations or Recommendations. The information set forth in the Information Statement/Prospectus under the caption “FEES AND EXPENSES” is incorporated herein by reference.

ITEM 15. Additional Information

(b)	Not applicable.

(c)	Other Material Information. The information set forth in the Information Statement/Prospectus, including all annexes and exhibits thereto, is incorporated herein by reference. The Schedule 13E-3 will be amended to specifically list any documents filed in the future that are incorporated by reference into the Registration Statement on Form S-4 filed by Aimco and Aimco OP.

ITEM 16. Exhibits

(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4, filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(b)	Senior Secured Credit Agreement, dated as of December 13, 2011, among Aimco, Aimco OP, AIMCO/Bethesda Holdings, Inc., the lenders from time to time party thereto, KeyBank National Association, as administrative agent, swing line lender and a letter of credit issuer, Wells Fargo Bank, N.A., as syndication agent and Bank of America, N.A. and Regions Bank, as co-documentation agents (Exhibit 10.1 to Aimco’s Current Report on Form 8-K, dated December 13, 2011, is incorporated herein by this reference).

(c)(1)	Appraisal Report, dated as of October 31, 2012 by Cogent Realty Advisors, LLC, related to Lakeside at Vinings Mountain (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(c)(2)	Appraisal Report, dated as of October 31, 2012, by Cogent Realty Advisors, LLC, related to the Peak at Vinings Mountain (Exhibit 99.2 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(c)(3)	Supplemental Letter, dated as of January 23, 2013, by Cogent Realty Advisors, LLC, related to Lakeside at Vinings Mountain (Exhibit 99.3 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(c)(4)	Supplemental Letter, dated as of January 23, 2013, by Cogent Realty Advisors, LLC, related to the Peak at Vinings Mountain (Exhibit 99.4 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(c)(5)	Appraisal Report, dated as of January 28, 2013, by KTR Real Estate Advisors LLC, related to Lakeside at Vinings Mountain (Exhibit 99.5 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(c)(6)	Appraisal Report, dated as of January 28, 2013 by KTR Real Estate Advisors LLC, related to the Peak at Vinings Mountain (Exhibit 99.6 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(d)	Agreement and Plan of Merger, dated February 28, 2013 (Annex A to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 2013

CENTURY PROPERTIES FUND XIX, LP

By:	Fox Partners II
Its General Partner

By:	Fox Capital Management Corporation
Its Managing General Partner

	By:	/s/ John Bezzant
		Name:	John Bezzant
		Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 2013

FOX CAPITAL MANAGEMENT CORPORATION

By:	/s/ John Bezzant
	Name:	John Bezzant
	Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 2013

FOX PARTNERS II

By:	Fox Capital Management Corporation
Its Managing General Partner

	By:	/s/ John Bezzant
		Name:	John Bezzant
		Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 2013

AIMCO/IPT, INC.

By:	/s/ John Bezzant
	Name:	John Bezzant
	Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 2013

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.
Its General Partner

By:	/s/ John Bezzant
	Name:	John Bezzant
	Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 2013

AIMCO-GP, INC.

By:	/s/ John Bezzant
	Name:	John Bezzant
	Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 2013

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ John Bezzant
	Name:	John Bezzant
	Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 2013

AIMCO CPF XIX MERGER SUB LLC

By:	AIMCO PROPERTIES, L.P.

	By:	AIMCO-GP, INC.
Its General Partner

	By:	/s/ John Bezzant
		Name:	John Bezzant
		Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 2013

AIMCO IPLP, L.P.

By:	Aimco/IPT, Inc.
Its General Partner

	By:	/s/ John Bezzant
		Name:	John Bezzant
		Title:	Executive Vice President

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 2013

IPLP ACQUISITIONS I, L.L.C.

By:	Aimco IPLP, L.P.
Its Sole Member

By:	Aimco/IPT, Inc.
its General Partner

	By:	/s/ John Bezzant
		Name:	John Bezzant
		Title:	Executive Vice President

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4, filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(b)	Senior Secured Credit Agreement, dated as of December 13, 2011, among Aimco, Aimco OP, AIMCO/Bethesda Holdings, Inc., the lenders from time to time party thereto, KeyBank National Association, as administrative agent, swing line lender and a letter of credit issuer, Wells Fargo Bank, N.A., as syndication agent and Bank of America, N.A. and Regions Bank, as co-documentation agents (Exhibit 10.1 to Aimco’s Current Report on Form 8-K, dated December 13, 2011, is incorporated herein by this reference).

(c)(1)	Appraisal Report, dated as of October 31, 2012 by Cogent Realty Advisors, LLC, related to Lakeside at Vinings Mountain (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(c)(2)	Appraisal Report, dated as of October 31, 2012, by Cogent Realty Advisors, LLC, related to the Peak at Vinings Mountain (Exhibit 99.2 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(c)(3)	Supplemental Letter, dated as of January 23, 2013, by Cogent Realty Advisors, LLC, related to Lakeside at Vinings Mountain (Exhibit 99.3 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(c)(4)	Supplemental Letter, dated as of January 23, 2013, by Cogent Realty Advisors, LLC, related to the Peak at Vinings Mountain (Exhibit 99.4 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(c)(5)	Appraisal Report, dated as of January 28, 2013, by KTR Real Estate Advisors LLC, related to Lakeside at Vinings Mountain (Exhibit 99.5 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(c)(6)	Appraisal Report, dated as of January 28, 2013 by KTR Real Estate Advisors LLC, related to the Peak at Vinings Mountain (Exhibit 99.6 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(d)	Agreement and Plan of Merger, dated February 28, 2013 (Annex A to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on February 28, 2013, as amended, is incorporated herein by reference).

(g)	Not applicable.